July 10, 2013

VIA ELECTRONIC SUBMISSION

CFDraft.Submission@sec.gov

Draft Registration Statement

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	Division of Corporate Finance

Re:	Enzymotec Ltd.
First Confidential Submission of Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Enzymotec Ltd., an Israeli Company, (the “Company”), we hereby confidentially submit the draft Registration Statement on Form F-1 (the “Registration Statement”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year ended December 31, 2012. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a “road show,” as such term is defined in Rule 433(h)(4) of the U.S. Securities Act of 1933, as amended.

The Company has separately submitted a confidential treatment request for certain information appearing in the exhibits to the Registration Statement.

Please direct all notices and communications with respect to this confidential submission to:

Colin J. Diamond

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036-2787

Telephone: +1 212 819 8754

Email: cdiamond@whitecase.com

Please do not hesitate to contact Colin Diamond at the contact information above or Ariel Greenstein at +1 212 819 8758 or ariel.greenstein@whitecase.com should you have any questions regarding the enclosed documents.

Sincerely,

/s/ White & Case LLP
White & Case LLP

Enclosure(s)

cc:	Ariel Katz, Chief Executive Officer, Enzymotec Ltd.
Oren Bryan, Chief Financial Officer, Enzymotec Ltd.
Yoav Doppelt, Chairman of the Board of Directors, Enzymotec Ltd.
Phyllis Korff, Skadden, Arps, Slate, Meagher & Flom LLP
Yossi Vebman, Skadden, Arps, Slate, Meagher & Flom LLP

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